[redacted]

09058948

SEC Mail Processing
Section

MAR - 2 2009

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24050

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Crédit Agricole Cheuvreux North America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas, 15th floor

(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Franzen **(212) 468-7227**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Melissa Franzen, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Crédit Agricole Cheuvreux North America, Inc., as of December 31, 2008, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Melissa Franzen
Signature

Chief Financial Officer
Title

Angela E Panichi
Notary Public

ANGELA E PANICHI
Notary Public - State of New York
NO. 01PA6164290
Qualified in Kings County
My Commission Expires 4/16/2011

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crédit Agricole Cheuvreux North America, Inc.

Statement of Financial Condition

Year Ended December 31, 2008

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Crédit Agricole Cheuvreux North America, Inc.

We have audited the accompanying statement of financial condition of Crédit Agricole Cheuvreux North America, Inc. (the "Company"), as of December 31, 2008. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Crédit Agricole Cheuvreux North America, Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP
Ernst & Young LLP

February 27, 2008

Crédit Agricole Cheuvreux North America, Inc.

Statement of Financial Condition

December 31, 2008

Assets		
Cash and cash equivalents	$	31,188,589
Receivables from customers		3,352,139
Receivables from brokers, dealers and others		12,772,715
Receivables from Parent and affiliates		2,474,137
Fixed assets, at cost (net of accumulated depreciation of $842,852)		689,719
Other assets		2,074,714
Total assets	$	52,552,013
Liabilities and stockholder's equity		
Liabilities:		
Payables to customers	$	13,419,022
Payables to brokers, dealers and others		3,352,139
Payables to Parent and affiliates		10,767,245
Accounts payable, accrued expenses and other liabilities		1,397,847
		28,936,253
Liabilities subordinated to claims of general creditors		10,000,000
Stockholder's equity:		
Common stock (1,000 shares authorized; 2 shares issued and outstanding; No par value)		8,194,985
Retained earnings		5,420,775
Total stockholder's equity		13,615,760
Total liabilities and stockholder's equity	$	52,552,013

See accompanying notes.

Crédit Agricole Cheuvreux North America, Inc.

Notes to the Statement of Financial Condition

December 31, 2008

1. Organization

Crédit Agricole Cheuvreux North America, Inc. (the "Company"), a registered securities broker and dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority, NASDAQ Stock Exchange, NYSE Arca Exchange, BATS Exchange and is registered with the Ontario Securities Commission. The Company is a direct wholly owned subsidiary of Crédit Agricole Cheuvreux S.A. (the "Parent"), which itself is a wholly owned subsidiary of Calyon S.A. ("Calyon – Paris"). Calyon – Paris is a wholly owned subsidiary of Crédit Agricole S.A.

The Company markets foreign securities to United States ("U.S.") and foreign institutional customers, executing transactions through both foreign affiliates and other brokers and dealers. The Company executes transactions in U.S. securities on behalf of U.S. and foreign institutional customers on a fully disclosed basis through a registered U.S. broker dealer.

2. Significant Accounting Policies

Basis of Preparation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, with original maturities of less than ninety days.

Fixed Assets

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the estimated useful life of three to five years.

2. Significant Accounting Policies (continued)

Receivables from and Payables to Customers, Brokers, Dealers and Others

Amounts payable to and receivable from affiliates and brokers and dealers represent unsettled securities transactions.

Translation of Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are revalued monthly at current rates of exchange.

3. Recently Issued Accounting Standards

On July 13, 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("FIN No. 48"). FIN No. 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the statement of financial condition. FIN No. 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recognized as a tax benefit or expense in the current year. FIN No. 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. Adoption of FIN No. 48 is required for fiscal years beginning after December 15, 2007 and is to be applied to all open tax years as of the effective date. On December 30, 2008, the FASB released FASB Staff Position ("FSP") No. 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*. The FSP defers the effective date of FIN No. 48 for certain nonpublic enterprises for fiscal years beginning after December 15, 2008. In accordance with the issuance of FIN No. 48-3, the Company has decided to defer the adoption of FIN No. 48 and has not determined the impact, if any, that FIN No. 48 will have on its statement of financial condition.

4. Receivables from and Payables to Brokers, Dealers and Others

At December 31, 2008, receivables from and payables to brokers and dealers and others comprised of the following:

Assets:	
Receivables from brokers and dealers and others:	
Securities failed to deliver	$ 12,710,211
Commissions receivable	62,504
Total	$ 12,772,715
Liabilities:	
Payables to brokers, dealers and others:	
Securities failed to receive	$ 3,352,139
Total	$ 3,352,139

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Transactions that were not settled at December 31, 2008, have either subsequently settled or have no material effect on the statement of financial condition.

5. Receivables from and Payables to Customers

Receivables from and payables to customers represent amounts receivable and payable on customer securities transactions in foreign markets.

6. Income Taxes

The Company accounts for income taxes on a separate company basis.

As of December 31, 2008, the Company has recorded a deferred tax asset of $171,590, primarily related to deferred compensation, which is included in other assets in the statement of financial condition. The Company did not record a valuation allowance for total deferred tax assets as none was required.

7. Related Party Transactions

As of December 31, 2008, related party balances included in the statement of financial condition consist of the following:

Assets:	
Receivables from brokers and dealers and others	$ 12,710,211
Receivables from Parent and affiliates	2,474,137
Total	$ 15,184,348
Liabilities:	
Payables to brokers and dealers and others	$ 3,352,139
Payables to Parent and affiliates	10,767,245
Subordinated borrowings	10,000,000
Total	$ 24,119,384

The Company has, under two cash subordination agreements approved by the Financial Industry Regulatory Authority, borrowed $10 million (principal balance of $5 million for each loan) from the Parent at an interest rate based on the London Interbank Offered Rate ("LIBOR") plus 0.25% per annum. The notes will mature on December 31, 2010. There were no changes in subordinated borrowings during the year.

The cash, which is subordinated to all claims of general creditors of the Company, constitutes part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

8. Commitments and Contingencies

The Company is involved in litigation arising in the normal course of business operations. Although the outcome of claims, litigation and disputes cannot be predicted with certainty, in the opinion of management, based on facts known at this time, the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position or results of operations. As these matters continue to proceed to ultimate resolution, it is reasonably possible the Company's estimation of the effect of such matters could change within the next year.

8. Commitments and Contingencies (continued)

The Company applies the provisions of the FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN No. 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the U.S. clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2008, no losses were incurred for the period. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

9. Employee Benefit Plans

The Company participates with affiliates in a noncontributory defined benefit pension plan sponsored by Calyon – New York Branch that provides retirement benefits to eligible employees.

Plan assets and accumulated plan benefits applicable to the Company are not readily determinable because the actuarial funding methods used by the plan do not provide for division of assets or liabilities among the participating affiliated companies. During 2004, this plan was frozen and consequently, no additional benefits were provided.

The Company also participates in two defined contribution plans. The 401(k) Savings Plan allows participants to make before-tax contributions from 1% to 14%, subject to the maximum allowable contribution as established by the Internal Revenue Code (the "Code"). The Company makes annual matching contributions. Matching contributions are based on the sum of (a) 100% of the first aggregate contributions made not exceeding 3% of the annual eligible base pay and (b) 50% of the remaining aggregate contributions made not to exceed 6%. Matching contributions will not exceed more than a total of 6% of the employee's eligible base pay. Participants are immediately fully vested in their and the plan sponsor's contributions, and earnings thereon, in the plan.

The Money Purchase Pension Plan provides benefits to eligible employees equal to 5% of his/her eligible compensation subject to certain limitations prescribed by the Code. A participant's interest in all contributions and earnings are 20% vested after two years of service, then 20% more for each year thereafter.

10. Concentration of Credit Risk

In the normal course of business, the Company acts solely in an agency or riskless-principal capacity. The Company executes buy and sell orders principally for U.S. and foreign institutional customers through various foreign brokers and dealers on various foreign exchanges. In return for these services, the Company receives a commission. The foreign brokers and dealers are responsible for remitting commissions collected from the customers to the Company. The risk of loss associated with these transactions is dependent upon the customers and the foreign brokers and dealers fulfilling their obligations. The amount of the Company's loss is limited to the amounts receivable from customers and brokers and dealers recorded in the statement of financial condition.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission, (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. Repayment of subordinated borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

During the year, the Company paid a dividend of $4,360,419 to the Parent.

At December 31, 2008, the Company had net capital of $17,147,652 which was $16,897,652 in excess of the required net capital of $250,000.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

STATEMENT OF FINANCIAL CONDITION

Crédit Agricole Cheuvreux North America, Inc.
Year Ended December 31, 2008
With Report of Independent Registered Public Accounting Firm